

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 13, 2010

Nathan J. Mazurek
Chief Executive Officer
Pioneer Power Solutions
One Parker Plaza
400 Kelby Street, 9th Floor
Fort Lee, NJ 07024

> **Re: Pioneer Power Solutions, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed April 2, 2010**
> **File No. 333-164504**

Dear Mr. Mazurek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

Note 12 – Income Taxes, page F-23

1.   We note your response to prior comment 14. Given that you are incorporated in Delaware, please explain to us what consideration you gave to using statutory rates for the United States in your income tax calculations. In this regard, please explain to us if you file income tax returns with United States taxing authorities.

Exhibit 5.1

2.   The disclosure in the legal opinion references "the underwriters" in the first paragraph with regard to the warrant shares, but the disclosure in the filing states that the shares underlying warrants will be offered and sold by selling shareholders. Counsel should revise the legal opinion or explain to us the reference to "the underwriters" and how the opinion is consistent with the registration statement disclosure. We may have further comments.

3.   We refer to items (i), (iii) and (iv) of the fourth paragraph. It is inappropriate for parties relying on this opinion to bear the risk of such assumptions. Please file a revised opinion of counsel that removes these assumptions.

4.   Given the statement in the second paragraph that the opinion is limited to the law as in effect as of the date of the opinion and item (ii) of the fourth paragraph, please file a new opinion dated as of the date of effectiveness or file a revised opinion that does not include these qualifications.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Eric Atallah at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Rick A. Werner, Esq.— Haynes and Boone, LLP